UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

OVERSTOCK.COM, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

690370 10 1

(CUSIP Number)

Patrick M. Byrne

6350 South 3000 East

Salt Lake City, Utah 84121

(801) 947-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690370 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick M. Byrne

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,223,388(1)

	8.	Shared Voting Power 5,592,127

	9.	Sole Dispositive Power 1,223,388(1)

	10.	Shared Dispositive Power 5,592,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,815,515

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.2%

14.	Type of Reporting Person (See Instructions) IN

(1)           Includes 137,616 Shares reported that consist of vested options.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) High Plains Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,592,127

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,592,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,592,127

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 28.9%

14.	Type of Reporting Person (See Instructions) 00

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Haverford Valley L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,592,127

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,592,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,592,127

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 28.9%

14.	Type of Reporting Person (See Instructions) 00

AMENDMENT NO. 6 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 6 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by Patrick M. Byrne, John B. Pettway, High Plains Investments LLC and Haverford Valley L.C. dated November 14, 2002, as amended to date (the “Original 13D”), relating to shares of the common stock, par value $0.0001 per share (the “Shares”) of Overstock.com, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 6350 South 3000 East, Salt Lake City, Utah 84121.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Original 13D.

Note:  This Amendment No. 6 is being filed to report the pledge of certain Shares of the Issuer held by High Plains Investments LLC to secure the credit facility described herein and the pledge of certain additional Shares of the Issuer held by Patrick M. Byrne to further secure the High Plains Investments LLC credit facility.  This Amendment No. 6 also reflects the vesting of certain options held by Patrick M. Byrne.

Item 1.	Security and Issuer

Item 2.	Identity and Background
Item 2 of the Original 13D is supplemented as follows

The names of the persons filing this Amendment are Patrick M. Byrne (“Dr. Byrne”), High Plains Investments LLC and Haverford Valley L.C.  Dr. Byrne is the President and a member of the board of directors of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Effective February 17, 2006, High Plains Investments LLC pledged 1,000,314 Shares of the Issuer to a commercial bank in connection with the extension of a line of credit by the bank to High Plains Investments LLC.  At the same time, Dr. Byrne pledged 494,886 Shares to the bank in connection with the same line of credit.

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of  the undersigned certifies that the information set forth in this Amendment No. 6 to Statement on Schedule 13D relating to him or it is true, complete and correct.

Dated: March 3, 2006

/s/ Patrick M. Byrne
Patrick M. Byrne

HIGH PLAINS INVESTMENTS LLC

	By:	HAVERFORD VALLEY LC

		By:	/s/ John Pettway
		Name:	John Pettway
		Title:	Manager

HAVERFORD VALLEY LC

		By:	/s/ John Pettway
		Name:	John Pettway
		Title:	Manager